ALLIED GOLD MINING PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

25 October 2011

SIMBERI GOLD MINE - PAPUA NEW GUINEA

PRODUCTION RESTARTS AT SIMBERI AS MINE POURS 250,000TH OUNCE
BALL MILL REPAIR COMPLETE, 3 WEEKS OF LOST PRODUCTION
FUEL INITIATIVES TO REDUCE COSTS BY $50/OZ EXPECTED BY MID 2012
EXPANSION TO 100,000 OZPA RATE EXPECTED FROM QTR 3 2012

Allied Gold Mining plc's Simberi Gold Mine in Papua New Guinea this week celebrated the pouring of its 250,000th ounce of gold since commercial production first commenced in 2008.

The mine which began with a modest eight year outlook is now putting in place expansion and efficiency initiatives for mid-2012 that should see it produce a minimum 100,000 ozpa over the next ten years from its oxide open pit operations. A sulphide processing circuit could further lift Simberi's annual production rate to more than 250,000 ozpa from 2015.

Processing at Simberi, 45 kilometres from Lihir Island in the New Ireland province of PNG, has recommenced following a shutdown due to repairs to the 2.4 mtpa ball mill.

Due to the three week mill shutdown, Simberi is expected to produce in the December quarter between 12,000 and 14,000 ounces, compared to a steady state run rate of 18,000 ounces a quarter.

Full year production from Simberi in 2011 is expected to be approximately 58,000 ounces with expansion and fuel cost saving initiatives aimed at lifting production to approximately 100,000 ozpa and reducing costs to a targeted US$850-US$900/oz to take effect during 2012.

Recently ordered heavy fuel oil generator sets will be delivered and progressively installed during the June quarter of 2012. When fully operational, the switch from diesel generators to heavy fuel oil will reduce Simberi's operating cost by approximately US$50/oz.

The expansion of the Simberi processing plant from 2.4 Mtpa to 3.5 Mtpa is scheduled for between June and September 2012. A number of key long lead equipment items, such as the SAG mill, are already at site and awaiting fabrication or installation in 2012. The key long lead items awaiting delivery in the June quarter 2012 include the tailings thickener and the ore reclaimer.

Allied Gold Managing Director and CEO Mr Frank Terranova comments: *"From Simberi's modest beginnings it is apparent the oxide and sulphide resources provide opportunity for production well into next decade. The focus of much of 2011 has been to prepare for the expansion in 2012. There have been some challenges at Simberi during 2011 and production for calendar year 2011 is now expected to be approximately 58,000 ounces compared to the 70,000 ounces originally forecast. The lower production has seen our average cash costs increase. This means the cash costs for the year*

will be in the order of US$1000 per ounce compared to the US$850/oz it would otherwise have been. We anticipate that the production rate of 70,000 ozpa will be reflected in the March quarter and then a lift in production during 2012 towards 100,000 ozpa. Higher throughput will reduce costs and the investments we are making with heavy fuel oil generators should also push costs down further."

Drilling continues at Simberi on the oxide and sulphide potential of various pits. The bankable feasibility study for a 150,000 ozpa sulphide circuit to lift Simberi production towards 250,000 ozpa by mid decade is scheduled for release in mid-2012. The Group continues exploration operations to further build on the resource base in Papua New Guinea and the Solomon Islands.

Allied Gold Mining plc will release its September quarterly activities report and Management Discussion & Analysis at the end of this month.

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company. It is a FTSE250 constituent and listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD). It owns 100% of the Simberi gold project, located on Simberi Island, the northern most island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands. Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting a run rate of 200,000ozpa during 2012.

For further information:

Allied Gold Mining PLC (Investor and Media)
Simon Jemison
+61 418 853 922

Buchanan (Financial PR Advisor)
Bobby Morse / James Strong
+44 (0) 207 466 5000

RBC Capital Markets (Joint Corporate Broker)
Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (Joint Corporate Broker)
Jonathan Walker / Michael Shaw
+44 (0) 207 710 7600

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on

management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Competent Person

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.